Press Release

[Ahold logo]  Ahold

                                                                     Royal Ahold
                                                        Corporate Communications


                                                        Date: December 18, 2003
                                        For more information: +31 75 659 57 20

Ahold closes rights offering and signs new credit facility

Zaandam, The Netherlands, December 18, 2003 - Ahold today announced the closing on December 17, 2003 of its approximately EUR 3.0 billion 2 for 3 rights offering and related rump offering Of 620,951,317 new common shares. The new common shares were admitted on the same day to listing on Euronext Amsterdam and SWX Swiss Exchange.

On December 17, 2003, the company also closed the EUR 75.8 million offering of depositary receipts of cumulative preferred financing shares. The fixed annual dividend has been set at 7.33%.

In addition, Ahold announced it has applied the net proceeds from the rights offering to repay all outstanding borrowings, totaling EUR 600 million and USD 750 million, under its existing EUR 600 million and USD 2.2 billion credit facility. On December 17, 2003, the company also signed its new EUR 300 million and USD 1.45 billion back-up credit facility with a syndicate of banks. The secured portion of the existing facility (including the letter of credit facility) will remain available until the newly signed credit facility is closed, which is expected shortly.

Conversion price of convertible subordinated notes
The conversion price of Ahold's 4% convertible subordinated notes due 2005 was adjusted on December 17, 2003 to EUR 26.32, down from EUR 31.56 per common share. This adjustment is caused by the above-mentioned common share issue.

Ahold Corporate Communications: +31.75.659.57.20


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Euro, can also influence the actual reaults as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1,Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT
INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES OF THE COMPANY DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS.

The information contained in this communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus offering securities to the public will be published in the United Kingdom. Persons receiving this communication in the United Kingdom should not rely on it or act on it in any way.

This press release does not constitute an offer of rights or shares for sale or a solicitation of an offer to purahase rights or shares in Germany and is for information purposes only. Readers of this press release are requested to inform themselves about and to observe any such restrictions. No public offering of the rights or shares is being conducted in Germany. Any offer or sale of rights or shares in Germany may only be made in compliance with the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz). No sales prospectus (Ver kaufsprospekt) under the German Securities Sales Prospectus Act has been, or will be, published with respect to the rights or the shares."

The Offering may be restricted in certain other countries and such restrictions, if any, will be included in the prospectus.

Stabilization/FSA

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